Exhibit 99.2

Cleopatra Gas Gathering Company, LLC
Financial Statements
Years Ended December 31, 2017 and 2016

Exhibit 99.2

Report of Independent Auditors

The Management Committee and Members
Cleopatra Gas Gathering Company, LLC

We have audited the accompanying financial statements of Cleopatra Gas Gathering Company, LLC, which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income, of members’ capital and cash flows for the years then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cleopatra Gas Gathering Company, LLC at December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Houston, Texas
February 22, 2018

Exhibit 99.2

Cleopatra Gas Gathering Company, LLC
Balance Sheets

	December 31
	2017	2016
	(In Thousands)
Assets
Current assets:
Cash and cash equivalents	$4,455	$6,395
Accounts receivable
Related parties	2,557	2,020
Third parties, net	277	427
Total current assets	7,289	8,842

Pipelines and equipment, net	231,616	237,301
Total assets	$238,905	$246,143

Liabilities and members' capital
Current liabilities:
Payable to related parties	$105	$2,234
Accounts payable and accrued liabilities	302	28
Total current liabilities	407	2,262

Asset retirement obligation	5,454	5,151
Members' Capital	233,044	238,730
Total liabilities and members' capital	$238,905	$246,143

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2

Cleopatra Gas Gathering Company, LLC
Statements of Income

	Year Ended December 31
	2017	2016
	(In Thousands)
Revenue
Transportation revenue
Related parties	$21,040	$20,199
Third parties	2,633	3,109
Interest income	48	5
	23,721	23,313

Costs and expenses
Operating and maintenance expenses	2,041	3,892
General and administrative expenses	1,121	968
Depreciation and amortization	5,671	7,019
Property taxes	21	8
Accretion expense - asset retirement obligation	303	385
Total costs and expenses	9,157	12,272
Net income	$14,564	$11,041

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2

Cleopatra Gas Gathering Company, LLC
Statements of Changes in Members Capital
Years Ended December 31, 2017 and 2016
(In Thousands)

Members' capital at January 1, 2016	$245,939
Members distributions	(18,250)
Net Income	11,041
Members' capital at December 31, 2016	238,730
Members distributions	(20,250)
Net Income	14,564
Members' capital at December 31, 2017	$233,044

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2

Cleopatra Gas Gathering Company, LLC
Statements of Cash Flows

	Year Ended December 31
	2017	2016
	(In Thousands)
Cash flows from operating activities
Net income	$14,564	$11,041
Adjustments to reconcile net income to net cash provided by operating activities:
Write-off of assets under construction	—	—
Depreciation and amortization	5,671	7,019
Accretion expense - asset retirement obligation	303	385
Changes on working capital:
(Increase) in accounts receivable - affiliates	(537)	(187)
Decrease (increase) in accounts receivable - third parties	150	(131)
(Decrease) increase in accounts payable - affiliates	(2,129)	1,600
Increase (decrease) in accounts payable - third parties	288	(43)
Net cash provided by operating activities	18,310	19,684

Cash flows from investing activities
Capital expenditures	—	(28)
Net cash used in investing activities	—	(28)

Cash flows from financing activities
Members distributions	(20,250)	(18,250)
Net cash used in financing activities	(20,250)	(18,250)

Net increase (Decrease) in cash and cash equivalents	(1,940)	1,406
Cash and cash equivalents at beginning of year	6,395	4,989
Cash and cash equivalents at end of year	$4,455	$6,395

Supplemental disclosure of cash flow information
Noncash transaction
Change in asset retirement obligation asset and liability due to change in estimate	—	(1,782)

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2

Cleopatra Gas Gathering Company, LLC
Notes to Financial Statements
December 31, 2017 and 2016

1. Organization and Nature of Business

Cleopatra Gas Gathering Company, LLC (the Company) was formed as a Delaware limited liability company on June 15, 2001. Mardi Gras Transportation System, Inc. (MGTSI), an affiliate of BP Pipelines North America, Inc., entered into a limited liability company agreement with BHP Billiton Petroleum (Deepwater), Inc. (BHP), Union Oil Company of California (Unocal), and Shell Gas Transmission, LLC (SGT) (collectively, the Members) on December 14, 2001.

On December 31, 2004, SGT sold its indirect interest in the Company to Enbridge Offshore (Gas Transmission), LLC (Enbridge), an affiliate of Enbridge (U.S.) Inc. Therefore, SGT’s membership interest in the Company was transferred to Enbridge at the end of 2004.

On December 28, 2016, MGTSI sold a 1% interest to Shell Midstream Partners, LP (Shell). MGTSI’s overall ownership interest was lowered to 53%.

Pursuant to the limited liability company agreement, the ownership interest in the Company is: MGTSI – 53%, BHP – 22%, Enbridge – 22%, Unocal – 2% and Shell – 1%. Contributions and distributions, as well as profits and losses, are required to be allocated among the Members on a pro rata basis in accordance with their respective interests. As the Company is a limited liability corporation, no member is liable for debts, obligations, or liabilities, including under a judgment decree or order of a court. The Company shall continue until such time as a certificate of cancellation is filed with the Secretary of the State of Delaware.

The purpose and business of the Company is to plan, design, construct, acquire, own, maintain, and operate the Cleopatra Gas Gathering System (the Pipeline), to market the services of the Pipeline, and to engage in any activities directly or indirectly relating thereto. From the inception date through 2004, the Company’s principal activities included obtaining the necessary permits and rights-of-way, as well as designing and constructing the Pipeline. During that time, the Company was dependent on the Members to finance these operations. The Pipeline began operations during 2005. The 115-mile-long Pipeline, consisting of a 20-inch-diameter mainline and 16 inch-diameter laterals, will initially deliver production from the Holstein, Mad Dog, and Atlantis fields in Southern Green Canyon to the Manta Ray pipeline system in Ship Shoal Block 332 and is designed to deliver a maximum of 500 million cubic feet per day. Other fields are anticipated to be tied into the Pipeline as they are discovered and developed.

Operating Agreements

On February 11, 2002, the Company entered into the Operating, Management, and Administrative Agreement (prior Operating Agreement) with Mardi Gras Transportation System, Inc. (MGTSI), which provides the guidelines under which MGTSI is to operate and maintain the Pipeline and perform all required administrative functions. This agreement was cancelled on July 1, 2017, with the transition of operatorship to Shell Pipeline Company, LP (SPLC).

On July 1, 2017, the Company entered into the Operating and Administrative Management Agreement (the Operating Agreement) with Shell Pipeline Company, LP. (SPLC), which provides the guidelines under which SPLC is to operate and maintain the Pipeline and perform all required administrative functions. SPLC is an affiliate of Shell Midstream Partners, LP.

2. Summary of Significant Accounting Policies

The following significant accounting policies are practiced by the Company and are presented as an aid to understanding the financial statements.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Cash and Cash Equivalents

Exhibit 99.2

Cash and cash equivalents consist of all cash balances and highly liquid temporary cash investments having an original maturity of three months or less when purchased.

Concentration of Credit and Other Risks

A significant portion of the Company’s revenues and receivables are from related parties as well as certain other oil and gas companies. While management considers the risk of significant loss remote, given our concentration of customers, we may be exposed to credit risk as our customers may be similarly affected by changes in economic, regulatory, regional, and other factors. The following table shows revenues from third party and affiliate customers that accounted for a 10% or greater share of total revenues for the indicated years:

	Year Ended December 31
	2017	2016
	(In Thousands)
Customer A (affiliate)	$11,298	$10,812
Customer B (affiliate)	9,117	8,846
Customer C (third party)	—	—

The following table shows accounts receivable from third party and affiliate customers that accounted for a 10% or greater share of total net accounts receivable for the indicated years:

	Year Ended December 31
	2017	2016
	(In Thousands)
Customer A (affiliate)	970	1,104
Customer B (affiliate)	1,523	861
Customer C (third party)	—	292

Development and production of crude in the service area of the pipeline are subject to, among other factors, prices of crude and federal and state energy policy, none of which are within the Company’s control.

We have concentrated credit risk for cash by maintaining deposits in a major bank, which may at times exceed amounts covered by insurance provided by the United States Federal Deposit Insurance Corporation (“FDIC”). We monitor the financial health of the bank and have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk.

Pipelines and Equipment, Net

Pipelines and equipment are recorded at historical cost less accumulated depreciation and impairment charges, if any. Additions and improvements to the assets under construction are capitalized. Pipelines and equipment consist primarily of the offshore underwater gathering system, which includes rights-of-way, pipe, equipment, material, labor, and overhead. Depreciation is determined by using the straight-line method over the estimated useful lives of the assets. The Company uses one estimated useful life for the pipelines and equipment, which is based on the longest useful life of the connecting platforms. In 2016, the Company performed a depreciation study of the remaining useful life of the pipelines and equipment assets. As of December 31, 2016, the remaining estimated useful life of the pipelines and equipment was changed from 34 years to 42 years based on an updated evaluation of the production life of the connected fields. This change decreased annual depreciation expense by approximately $1.3 million in 2017 and future years.

Line fill, included in pipelines and equipment, represents gas acquired to commence operations of the Pipeline and is valued at historical cost less any historical impairments.

Impairment of Long-lived Assets

Exhibit 99.2

Long-lived assets of identifiable business activities were evaluated for impairment when events or changes in circumstances indicate, in our management’s judgment, that the carrying value of such assets may not be recoverable. These events include market declines that are believed to be other than temporary, changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in the legal or business environment such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our carrying values based on the long-lived asset’s ability to generate future cash flows on an undiscounted basis. When an indicator of impairment has occurred, we compare our management’s estimate of forecasted undiscounted future cash flows attributable to the assets to the carrying value of the assets to determine whether the assets are recoverable (i.e., the undiscounted future cash flows exceed the net carrying value of the assets). If the assets are not recoverable, we determine the amount of the impairment recognized in the financial statements by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. We determined that there were no asset impairments in the years ended December 31, 2017 or 2016.

Asset Retirement Obligation

The Company accounts for its asset retirement obligations (ARO) in accordance with Accounting Standards Codification (ASC) 410-20, Asset Retirement Obligations. ASC 410-20 specifies that an entity is required to recognize a liability for the fair value of a conditional ARO when incurred if the fair value of the liability can be reasonably estimated. ASC 410-20 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or normal operation of long-lived assets. When the liability is initially recorded, the Company capitalizes an equivalent amount as part of the cost of the asset. Over time, the liability will be accreted for the change in its present value each period, and the capitalized cost will be depreciated over the useful life of the related asset.

Environmental Liabilities

Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties. Projected cash expenditures are presented on an undiscounted basis. At December 31, 2017 and 2016, no amounts were accrued by the Company for environmental liabilities.

Revenue Recognition

In general, we recognize revenue from customers when all of the following criteria are met: 1) persuasive evidence of an exchange arrangement exists; 2) delivery has occurred or services have been rendered; 3) the price is fixed or determinable; and 4) collectability is reasonably assured. The Company recognizes revenue when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, services have been rendered and the collection of the resultant receivable is probable. Revenues for the transportation of natural gas are recognized based on volumes received from the Holstein, Mad Dog, and Atlantis production facilities and delivered to the Ship Shoal Block 332 interconnect facilities in accordance with contractual terms with the respective shippers at the time the transportation services are delivered.

Income Taxes

The Company is treated as a partnership under the provisions of the United States Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for income taxes, as the results of operations and related credits and deductions will be passed through to and taken into account by its Members in computing their respective income taxes. Prior year amounts have been recast to show Property tax expense as a separate line item on the Statements of Income. This reclassification has no impact on revenues, net income, total assets, cash flows or members’ capital.

On December 22, 2017, the Tax Cuts and Jobs Act bill was enacted, which includes a broad range of tax reform legislation affecting businesses, including reducing the corporate tax rate, changes to business deductions and sweeping changes to international tax provisions. The Company analyzed these impacts and believe that the impacts would be on the partners of the entity and not the entity itself. As such, no adjustment was made to the financial statements in relation to tax reform.

Fair Value Measurement

Exhibit 99.2

Assets and liabilities requiring fair value presentation or disclosure are measured using an exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability) and disclose such amounts according to the quality of valuation inputs under the following hierarchy:

Level 1: Quoted prices in an active market for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are directly or indirectly observable.

Level 3: Unobservable inputs that are significant to the fair value of assets or liabilities.

The fair value of an asset or liability is classified based on the lowest level of input significant to its measurement. A fair value initially reported as Level 3 will be subsequently reported as Level 2 if the unobservable inputs become inconsequential to its measurement, or corroborating market data becomes available. Asset and liability fair values initially reported as Level 2 will be subsequently reported as Level 3 if corroborating market data becomes unavailable.

The carrying amounts of our accounts receivable, other current assets, accounts payable, accrued liabilities and payables to related parties approximate their carrying values due to their short-term nature.

Financial Instruments

The Company’s financial instruments consist of cash equivalents, accounts receivable, and accounts payable. The carrying amounts of these items approximate fair value. The fair value of cash equivalents is determined based upon quoted market prices.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Management believes that its estimates are reasonable.

Comprehensive Income

The Company has not reported comprehensive income due to the absence of items of other comprehensive income in the periods presented.

3. Accounting Standards Issued and Not Yet Adopted

In May 2014, the Financial Account Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. This accounting standard supersedes all existing GAAP revenue recognition guidance. Under ASU 2014-09, a company will recognize revenue when it transfers the control of promised goods or services to customers in an amount that reflects the consideration which the company expects to collect in exchange for those goods or services. ASU 2014-09 will require additional disclosures in the notes to the financial statements and was initially effective for annual reporting periods beginning after December 15, 2017 for nonpublic companies. In July 2015, the FASB deferred the effective date of this ASU for one year. The Company is evaluating the impact of ASU 2014-09; an estimate of the impact to the financial statements cannot be made at this time.

In February 2016, the FASB issued ASU 2016-02 to Topic 842, Leases, which requires lessees to recognize assets and liabilities for leases with lease terms greater than twelve months in the statement of financial position. We have formed a project team to evaluate and implement the new standard, including cataloging our existing lease contracts. We plan to adopt this new standard on January 1, 2019 and are currently evaluating its impact to our consolidated financial statements and related disclosures.

4. Pipelines and Equipment, net

Pipelines and equipment at December 31, 2017 and 2016 consist of the following:

Exhibit 99.2

	December 31
	2017	2016
	(In Thousands)
Transportation assets	$334,882	$334,875
Line fill inventory	724	725
Deepwater pipeline repair equipment	3,571	3,571
Decommissioning asset	379	378
Assets under construction	—	21
	339,556	339,570
Less accumulated depreciation	(107,940)	(102,269)
Pipelines and equipment, Net	$231,616	$237,301

Pipeline assets consist of, among other things, pipeline construction, line pipe, line pipe fittings, and pumping equipment. Pipelines and equipment are depreciated using the straight-line method. Total depreciation expense was $5.7 million and $7.0 million for the years ended December 31, 2017 and 2016, respectively. Depreciation expense reduction in 2017 is due to the change in the remaining estimated useful life of PPE from 34 years to 42 years effective in the year ending December 31, 2016. Annual depreciation expense decreased by approximately $1.3 million in 2017, and future years.

5. Related-Party Transactions

A significant portion of the Company’s operations is with related parties. The Company earned $21.0 million and $20.2 million of transportation revenues from related parties during 2017 and 2016, respectively.

The Company had accounts receivable due from Members and their affiliates of $2.6 million and $2.0 million at December 31, 2017 and 2016, respectively, for transportation services provided.

The Company has no employees and relies on the Operator to provide personnel to perform daily operating and administrative duties on behalf of the Company. In accordance with the Operating Agreement and other agreements between the Members, management services are provided to the Company by MGTSI through June 2017 and SPLC starting July 2017. These include corporate facilities and services such as executive management, supervision, accounting, legal, and other normal and necessary services in the ordinary course of the Company’s business. The management fees paid for costs and expenses incurred on behalf of the Company were $0.7 million during both 2017 and 2016. In 2017, $0.35 million was paid to both MGTSI and SPLC as each served as Operator for 6 months of the year. In 2016, the Management fees were paid entirely to MGTSI. Management fees are included in general and administrative expenses in the statements of income. At December 31, 2017 and 2016, the Company had payables due to Members and their affiliates of $0.1 million and $2.2 million, respectively.

6. Asset Retirement Obligation

The Company has a liability recorded representing the estimated fair value of its AROs. The fair value of the AROs was determined based upon expected future costs using existing technology, at current prices, and applying an inflation rate of 2% per annum. The estimated future costs were then discounted using a discount rate of 5.75% per annum. The ARO will be accreted over the remaining useful life of 42 years.

The changes in the Company’s AROs for the years ended December 31, 2017 and 2016 were as follows (in thousands):

Balance at January 1, 2015	$6,548
Revision in the estimate obligation settlement date	(1,782)
Accretion expense	385
Balance at December 31, 2016	5,151
Accretion expense	303
Balance at December 31, 2017	$5,454

Exhibit 99.2

7. Commitments and Contingencies

In the ordinary course of business, the Company is subject to various laws and regulations, including regulations of the FERC. In the opinion of management, the Company is in compliance with existing laws and regulations and is not aware of any violations that will materially affect the financial position, results of operations, or cash flows of the Company.

8. Subsequent Events

In preparing the accompanying financial statements, we have reviewed events that have occurred after December 31, 2017 up until February 22, 2018, which is the date of the issuance of the financial statements. Any material subsequent events that occurred during this time have been properly disclosed in the financial statements.